

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2013

<u>Via U.S. Mail</u>
Tsang Wing Kin
Chief Executive Officer
Theron Resource Group
Flat D-E, 24/F Dragon Centre
79 Wing Hong Street
Kowloon, Hong Kong

> **Re: Theron Resource Group**
> **Form 10-K for the Fiscal Year Ended May 31, 2012**
> **Filed July 31, 2012**
> **Form 10-KT for the Transition Period from June 1, 2012 to December 31, 2012**
> **Filed May 1, 2013**
> **File No. 000-53845**

Dear Mr. Kin:

     We have received your response letter dated August 23, 2013 and do not have any further comments at this time.

                    Sincerely,

                    /s/Tia L. Jenkins

                    Tia L. Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and Mining